FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2003

LEICA GEOSYSTEMS FINANCE PLC

Davy Avenue, Knowlhill
Milton Keynes, MK5 8L
England

(Exact name of registrant and address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	X	Form 40-F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No	X

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Press Release dated September 24, 2003

Communication to Media and Investors
SIGNATURES

Communication to Media and Investors No 29 E Laser scanning (September 2003) Contact George Aase, Director Investor Relations, Phone +41 (0)71 727 3064	Leica Geosystems AG Heinrich-Wild-Strasse CH-9435 Heerbrugg (Switzerland) www.leica-geosystems.com

Further strengthening its position in the emerging field of 3D laser scanning

Leica Geosystems Announces Next Phases of 3D Laser Scanning Business

Heerbrugg, September 24, 2003 – Leica Geosystems (SWX: LGSN) today announced several developments in its emerging 3D laser scanning business (New Business Division). First, Leica Geosystems announced the concept of High-Definition Surveying™ (HDS™) as a new standard and refined description of what has often been referred to as “3D laser scanning.” This initiative recognizes both the basic differentiation of laser scanning versus discrete measurement methods and the technology’s maturation for surveyors and measurement professionals. Second, the Company announced its eagerly awaited, next-generation laser scanner, the Leica HDS3000, and software, Cyclone 5.0. These products will make laser scanning (i.e. High-Definition Surveying) more user-friendly and cost-effective for a broader range of as-built, detail and engineering surveys. Finally, acknowledging the complementary value of ultra-high-speed, phase-based laser scanners to Leica Geosystems’ versatile, time-of-flight scanners, the Company announced an OEM partnership with Zoller+Fröhlich (Wangen, Germany; www.zofre.de). Leica Geosystems will private-label Zoller+Fröhlich (Z&F) laser scanners as part of Leica Geosystems’ new “HDS product family”. Together these activities are expected to reinforce Leica Geosystems’ leadership position in this emerging market.

“We have chosen this new terminology, High-Definition Surveying™, partly in recognition of the increasing significance of this technology to surveying, engineering and other measurement professionals. Both TPS (Terrestrial Positioning Systems) and GPS are examples of how a technology solution can fundamentally improve the way work is done. High-Definition Surveying™ represents yet another major advance for these professionals,” states Erwin Frei, president of Leica Geosystems’ New Business (Cyra) division. “In addition to providing increased productivity for various applications, HDS™ also offers clients significant added value in accuracy, detail and completeness,” adds Frei.

Now Three Laser Scanning Systems Under the Leica Geosystems Name
By describing this technology as High-Definition Surveying, Leica Geosystems is stating that its new product generation is fully fit and friendly for surveying and measurement professionals. For example, the new flagship Leica HDS3000 time-of-flight scanner not only has the look and feel of a survey instrument, but it also supports many standard surveying procedures for instrument setup and operation. The Leica HDS3000 also features advanced capabilities that will significantly reduce both field and office labor content for laser scanning projects, thus making the HDS3000 a cost-effective tool for a broader range of as-built, detail, and engineering surveys.

Recognizing the importance of emerging phase-based laser scanning technology, Leica Geosystems also announced the addition of the Leica HDS4500 scanner, based on its new OEM partnership with Zoller+Fröhlich. The ultra-high-speed scanning rates (>100,000 points/sec) of phase-based ranging systems have proven beneficial for quickly capturing interiors of plants, tunnels, and buildings, when only very brief time windows may be available for collecting field data. A third HDS™ family member, Leica HDS2500, is a re-labeled Cyrax® 2500 scanner, Leica Geosystems’ (and the industry’s) most popular scanner to date, at a more affordable price.

Advances in Leica Geosystems’ Industry Standard Software
Leica Geosystems’ HDS™ product family rounds out with the latest versions of Cyclone™ and CloudWorx™ software. They provide a full set of surveying and engineering tools for creating Leica-quality deliverables and managing large data sets with unparalleled ease and office efficiency. Cyclone 5.0, a major new release of the industry’s most popular point cloud processing software, enables a ten-fold increase in the size of high-definition data sets that can be easily managed. Like the HDS3000 laser scanner, Cyclone 5.0 also offers new features specifically for surveyors, such as “stationing” coordinates and alignment & offset notations. CloudWorx™ offers full CAD integration, making HDS™ data sets easily accessible to a wide array of professionals including architects, civil engineers, plant designers, etc.

“As members of a new family of HDS™ solutions, these new products clearly demonstrate that Leica Geosystems is not only the innovation leader in laser scanning technology, but that it is applying this innovation to help increase the value of deliverables while simultaneously reducing the cost of operation,” adds Frei. “With a complete family of HDS™ solutions, a broader array of applications and problems can be solved, which increases the overall business opportunity for our existing and future customers.”

* * *

Investor Relations Contact:
George Aase
Telephone (direct)      +41 (0)71 727 3064
E-Mail George.Aase@leica-geosystems.com

Media Contact:
Fritz Staudacher
Telephone (direct)      +41 (0)71 727 3043
E-Mail Fritz.Staudacher@leica-geosystems.com

* * *

Leica Geosystems, September 2003	2	3D laser scanning

About Leica Geosystems

Leica Geosystems is a world leader in spatial data acquisition and data handling products (www.leica-geosystems.com). The Swiss-headquartered company (SWX:LGSN on the Swiss Stock Exchange) operates six divisions and has more than 20 sales companies and 200 sales partners worldwide. The main markets that Leica Geosystems serves today are topographic and cadastral surveying, remote sensing, engineering, construction, GIS, mining, building, and industrial measurement markets. Leica Geosystems has the most comprehensive range of systems and solutions for the acquisition, modeling and visual representation of spatial data using a variety of technologies such as lasers, GPS and imaging. The company has deep roots in the surveying systems business, providing customers with reliable, efficient and easy-to-use products based on innovative and leading-edge technologies. Leica Geosystems is also noted for an excellent global distribution network, reliable customer support, and partnerships with other leading companies in surveying, mapping and GIS. The company’s Cyra Technologies, Inc. subsidiary (www.cyra.com; San Ramon, California) specializes in the development, manufacture and marketing of High-Definition Surveying™ (also known as 3D laser scanning) systems and software. These products are used for performing as-built, detail, engineering, and topographic surveys for a variety of 2D & 3D mapping and modeling applications in the AEC and other markets. Cyra Technologies, Inc. was founded in 1993, was acquired in 2001 by Leica Geosystems AG, and operates as a wholly owned subsidiary. Cyra is a leading hardware and software vendor in this emerging market.

Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, we caution investors that all statements other than statements of historical fact included in this document, including without limitation, those regarding our financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to our existing and future products), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among other factors: (i) our ability to develop and introduce new products and technologies that gain market acceptance on a timely basis; (ii) our ability to respond to competitive challenges, such as the introduction of innovative products or technologies by our competitors; (iii) our ability to identify and realize growth opportunities; and (iv) overall levels of investment in infrastructure and capital spending in our markets. Additionally, any forward-looking statements speak only as of the date of this document. We expressly disclaim any obligation or undertaking to release publicly any update of or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard hereto or any change in events, conditions or circumstances on which any such statement is based.

Leica Geosystems, September 2003	3	3D laser scanning

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEICA GEOSYSTEMS FINANCE PLC

Date: 26 September 2003	By: Name: Title:	/s/ Christian Leu Christian Leu Chief Financial Officer